Exhibit 23.2

Madsen & Associates, CPAs, Inc.
684 East Vine Street
Murray, UT 84107

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Emerging Media Holdings, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Emerging Media Holdings, Inc. of our report dated March 30, 2011, with respect to the consolidated balance sheets of Emerging Media Holdings, Inc. (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years in the year period ended December 31, 2010 expresses an unqualified opinion and which report appears in the 2010 Annual Report on Form 10-K of Emerging Media Holdings, Inc.

/s/ Madsen & Associates CPAs, Inc.

Madsen & Associates CPAs, Inc.

October 27, 2011